UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sesa Sterlite Limited

Other Events

We give below the result reported by the Scrutinizer, Advocate, Mr. R.G. Ramani and report submitted by the Company with reference to Notice to the shareholders dated September 5, 2014 for approval of the shareholders:

SESA STERLITE LIMITED
SUMMARY OF RESULTS OF POSTAL BALLOTS - 11.10.2014
Sr. No.	RESOLUTION	ASSENT			DISSENT			INVALID			TOTAL
		No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot	No. Of Share- holders Voted	No. Of Shares	% of total shares received through postal ballot
1	Special Resolution for increase in borrowing limits of the Company as per the provisions of Section 180 (1)(c) of the Companies Act, 2013.	2789	2231551020	99.82	194	2564497	0.11	73	1565936	0.07	3056	2235681453	100.00

2	Special Resolution for creation of charge / mortgage over the properties of the Company for the purpose of borrowing as per the provisions of Section 180(1)(a) of the Companies Act, 2013;	2744	2231492669	99.81	229	2587036	0.12	82	1601678	0.07	3055	2235681383	100.00

3	Special Resolution for Private Placement of Non-Convertible Debentures (NCDs) or other Debt Securities;	2724	2221397129	99.36	242	4591811	0.21	88	9692613	0.43	3054	2235681553	100.00

4	Special Resolution for issuance of Securities up to INR 6,000 crores;	2788	2230056549	99.75	191	4056677	0.18	72	1568180	0.07	3051	2235681406	100.00

5	Special Resolution for Private Placement of Non-Convertible Debentures or other Debt Securities with warrants for up to INR 4,000 crores;	2542	2063587105	92.30	444	170527295	7.63	76	1566906	0.07	3062	2235681306	100.00

6	Special Resolution for increase in limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees;	2488	2040221012	91.26	473	185254398	8.29	100	10206146	0.45	3061	2235681556	100.00

7	Special Resolution for re-appointment of Mr.Dindayal Jalan as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company; and	2814	2233494909	99.92	163	133896	0.01	73	1652550	0.07	3050	2235281355	100.00

8	Special Resolution for revision in the remuneration of the Whole Time Directors of the Company.	2596	2223048685	99.43	349	2680623	0.12	103	9952079	0.45	3048	2235681387	100.00

Resolution ID	Category	Shares Held (1)	Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)= [(4)/(2)]*100	% of Votes against on votes polled (7)= [(5)/(2)]*100
1	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
1	Public – Institutional Holders	700044769	400259987	57.18	397839912	2420075	99.40	0.60
1	Public-Others	541677472	111138628	20.52	110994206	144422	99.87	0.13
1	Total	2964689439	2234115517		2231551020	2564497

2	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
2	Public – Institutional Holders	700044769	400229200	57.17	397791199	2438001	99.39	0.61
2	Public-Others	541677472	111133603	20.52	110984568	149035	99.87	0.13
2	Total	2964689439	2234079705		2231492669	2587036

3	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
3	Public – Institutional Holders	700044769	392134813	56.02	387704392	4430421	98.87	1.13
3	Public-Others	541677472	111137225	20.52	110975835	161390	99.85	0.15
3	Total	2964689439	2225988940		2221397129	4591811

4	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
4	Public – Institutional Holders	700044769	400259987	57.18	396299485	3960502	99.01	0.99
4	Public-Others	541677472	111136337	20.52	111040162	96175	99.91	0.09
4	Total	2964689439	2234113226		2230056549	4056677

5	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
5	Public – Institutional Holders	700044769	400259987	57.18	229898823	170361164	57.44	42.56
5	Public-Others	541677472	111137511	20.52	110971380	166131	99.85	0.15
5	Total	2964689439	2234114400		2063587105	170527295

6	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
6	Public – Institutional Holders	700044769	391623991	55.94	206550852	185073139	52.74	47.26
6	Public-Others	541677472	111134517	20.52	110953258	181259	99.84	0.16
6	Total	2964689439	2225475410		2040221012	185254398

7	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
7	Public – Institutional Holders	700044769	399776326	57.11	399776326	0	100.00	0.00
7	Public-Others	541677472	111135577	20.52	111001681	133896	99.88	0.12
7	Total	2964689439	2233628805		2233494909	133896

8	Promoter and Promoter Group	1722967198	1722716902	99.99	1722716902	0	100.00	0.00
8	Public – Institutional Holders	700044769	391876004	55.98	389455929	2420075	99.38	0.62
8	Public-Others	541677472	111136402	20.52	110875854	260548	99.77	0.23
8	Total	2964689439	2225729308		2223048685	2680623

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2014

SESA STERLITE LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary